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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F      X        Form 40-F
                                   -----                   -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes                     No          X
                                   -----                   -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes                     No          X
                                   -----                   -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                         Yes                     No          X
                                   -----                   -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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


                                  RELEVANT FACT


New York, October 21, 2005.- Given the confusion created by Gas Natural SDG S.A.'s recent statement regarding the supposed existence of required authorizations to effect the legal separation of its gas distribution and transportation activities, Endesa S.A. deems it necessary to make the following observations for the general knowledge of the market:

     1. At the time it announced the tender offer for the acquisition of Endesa S.A.'s shares, Gas Natural SDG S.A. had not undertaken the separation of its gas distribution and transportation activities, because it lacked -according to Endesa's legal advisors- the required administrative approvals, as a result of which the National Energy Commission cannot grant Gas Natural SDG S.A. any approval to acquire share capital.

     2. According to the information notified by Gas Natural SDG to the CNMV, by Relevant Fact number 61.180, dated October 3, 2005 (available at www.cnmv.es), its Board of Directors approved the separation of its distribution assets project through a transfer to Gas Natural SDG, S.A., "transfer [that] will be immediately completed through (...) share capital increases in Gas Natural Distribucion SDG". Said announcement expressly indicated that "from a legal, operational and accounting perspective, the separation of activities will become effective as of October 1, 2005". Nonetheless, Gas Natural did not point out that such transaction required prior administrative approval.

     3. Gas Natural has repeated these statements in a Relevant Fact filed with the CNMV on October 19, 2005 (number 61.519, available at www.cnmv.es). In that announcement the gas company stated that "the separation of activities became effective as of October 1, 2005, in accordance with the respective Public Deed [of share capital increase], which, in addition, has been registered with the commercial Registry on October 17, 2005".

     4.   On October 4, Endesa  requested  that the National  Energy  Commission
          (CNE)  require Gas Natural to request to the  Commission  the required prior authorizations for the creation of two companies (Gas Natural SDG Transporte and Gas Natural SDG Distribucion) and for the subsequent transfer of gas transportation and distribution assets.
          Likewise, Endesa requested that the Commission suspend the authorization process for Gas Natural's tender offer for Endesa.

     5. On October 11, Gas Natural SDG requested the CNE's authorization for the creation of the affiliates and for the transfer of transportation and distribution assets, if it deemed necessary. On October 13 and October 18, the CNE decided, with the dissenting vote of two commissioners, that such authorizations should be processed simultaneously with Gas Natural's tender offer for Endesa, without the latter being suspended.

     6.   Gas Natural SDG persists  today with the CNMV, by Relevant Fact number
          61.584 (available at www.cnmv.es) in pretending to be in compliance with respect to the separation of activities that it has undertaken, indicating that the transaction has been reported to the CNE and that transfer of distribution facilities is not subject to Madrid Autonomous Community's approval, since "there are no rules regulating this issue".

     7. Nonetheless, Gas Natural SDG has omitted to mention that the separation of activities requires "CNE's prior approval" and not an ex post notification, pursuant to article 63.7 of the LSH and the additional provision 11,3.1,14 of such Law. Therefore, Gas Natural SDG's actions have been taken is in an irregular manner and Endesa reserves such rights as it may have under applicable law.

     8. In addition, Gas Natural SDG disregards the fact that the transfer of natural gas distribution facilities also requires prior administrative approval by the applicable regulatory entity, as established in articles 86 and 87 of the RD 1434/2002, of December 27. This rule is applicable both to Federal-regulated natural gas distribution facilities and to those subject to the Autonomous Communities that have not set their own regulation on this issue. Therefore, the autonomous authorities regulate all distribution facilities that affect a Community, while the rest of the facilities are subject to Federal regulation.

     9. Also untrue is Gas Natural SDG's statement in today's Relevant Fact that articles 86 and 87 of the RD 1434/2002 are not legally enforceable, and even less that they contradict the Hydrocarbons Sector Law (LSH). To start with, every Royal Decree is presumed to be legal and enforceable and also bears the State Council's approval, which has not raised any objection to the authorization requirement for the transfer of distribution facilities. Secondly, these rules complete, in a perfectly consistent way, article 73.2 LSH which only refers to the notification of assets transfer to the administrative authority that has issued the original authorization. It would be absurd to assume, and would invite all sorts of fraud, that a company which requires an authorization to install and operate a natural gas distribution facility (article 73.2, paragraph 1 LSH), could transfer it to a third party by way of a simple notification, without giving the competent authority the chance to assess the managerial, economic and technical capabilities of the new owner. If the original owner of a facility has to be authorized by the Administration, so do its subsequent owners.

     10. The transfer to Gas Natural Distribucion of the distribution facilities, without having the corresponding administrative approvals, suggests that Gas Natural SDG S.A. may have incurred "very serious" administrative violations, set in article 109.1.a) LSH, in performing regulated distribution activities (through the holding of ownership of distribution facilities) without having the required approval. As very serious violations, it may carry a fine "from 100,000,001 to 500,000,000 pesetas" and may give rise to termination or suspension of the administrative authorization and the "subsequent temporary prohibition to operate the business for a maximum term of a year" (article 113.1.a and 113.4 of RD 1434/2002). It should be noted that the administrative authorizations are required to be obtained in advance, and therefore Gas Natural's actions have been taken is in an irregular manner and Endesa reserves such rights as it may have under applicable law.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ENDESA, S.A.

Dated: October 21st , 2005                       By:/s/ Alvaro Perez de Lema
                                                    ------------------------
                                                 Name:  Alvaro Perez de Lema
                                                 Title: Manager of North America
                                                        Investor Relations